UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sequenom, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

817337405
(CUSIP Number)

Camber Capital Management LLC, 101 Huntington Avenue, Suite 2101, Boston, MA 02199
617-717-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Camber Capital Management LLC 42-1693587

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) x

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Camber Capital Management LLC -- Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0 shares

8. Shared Voting Power
0 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.00%
14. Type of Reporting Person
IA

1. Names of Reporting Persons.
Stephen DuBois

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) x

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Stephen DuBois--Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0 shares

8. Shared Voting Power
0 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.00%
14. Type of Reporting Person
IN

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") refers to the shares of common stock, par value $0.001 per common stock (the "Shares") of Sequenom, Inc. (the "Company"). The Company's principal executive office is located at 3595 John Hopkins Court, San Diego, California 92121.

This Amendment No. 1 is being filed to amend Items 4 and 5 as follows:

ITEM 4. PURPOSE OF TRANSACTION

As previously disclosed, the Reporting Persons review their holdings in the Company on a continuing basis. On September 6, 2016, the Reporting Persons tendered all of their shares of the Company to Laboratory Corporation of America Holdings ("LabCorp") in connection with LabCorp's offer to acquire all of the outstanding shares of the Company in a cash tender offer pursuant to a definitive agreement and plan of merger, dated July 26, 2016, between LabCorp and the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)    The Reporting Persons beneficially own zero Shares of the Company.

(c)              The Reporting Persons have not engaged in any transactions in the Shares of the Company during the sixty day period prior to the filing of this Amendment No. 1, except for the sale of 17,325,000 Shares to LabCorp on September 6, 2016 at a price of $2.40 per share in connection with the tender offer described in Item 4.

(d)                Not applicable.

(e)                The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares of the Company on September 6, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2016

Camber Capital Management LLC

By: /s/ Sean George
Sean George
Chief Financial Officer

Stephen DuBois

By: /s/ Stephen DuBois
Stephen DuBois, individually